WESTRANGE Corp.	News Release

FOR IMMEDIATE RELEASE	October 9th, 2002

WESTRANGE Corp. (WRC:TSXVX), announces participation in the alternative energy sector

Regina, Saskatchewan, Canada: Lionel Kambeitz President and CEO, Westrange Corp., announced today that the Corporation will participate in the expanding alternative energy sector.

               "Westrange recently attended the 14th Annual World Hydrogen Energy Conference in Montreal, and we now believe there is a clear paradigm shift taking place from a hydrocarbon based economy, to one that will be supplemented by new energy sources.

               In response to this opportunity, Westrange Corp will be making investments in specialized alternative energy technologies, which will enable its participation in this high growth "new energy" market," said Kambeitz.

               The information and opinions expressed herein involve known and unknown risks and uncertainties that may cause the Corporation's actual results or outcomes to be materially different from those anticipated and discussed herein. In assessing forward-looking statements contained herein, readers are urged to read carefully all cautionary statements contained in this interim report and exhibits, and in those other filings with the Corporations' Canadian regulatory authorities as found in 'www.SEDAR.com'. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this interim report, other than as required and governed by law.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of the information contained in this news release

For further information please contact:

Kevin Sidloski, Director Westrange Corp.

Telephone: (306) 842-2030

Fax (306) 848-0647

Email: Investorrelations@westrange.com